SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

KEITHLEY INSTRUMENTS, INC.

(Name of issuer)

Common Shares, without par value

(Title of class of securities)

487584104

(CUSIP number)

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th floor

Washington, DC 20006

Attn: Attila I. Bodi

(202) 828-0850

Copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attn: Joseph A. Coco, Esq.

Thomas W. Greenberg, Esq.

(212) 735-3000

(Name, address and telephone number of person authorized to receive notices and communications)

September 29, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 487584104
1	Name of reporting persons, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Danaher Corporation. 59-1995548
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power SEE ITEM 5
	9	Sole dispositive power -0-
	10	Shared dispositive power SEE ITEM 5
11	Aggregate amount beneficially owned by each reporting person SEE ITEM 5
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) SEE ITEM 5
14	Type of reporting person CO

CUSIP No. 487584104
1	Name of reporting persons, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aegean Acquisition Corp.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power SEE ITEM 5
	9	Sole dispositive power -0-
	10	Shared dispositive power SEE ITEM 5
11	Aggregate amount beneficially owned by each reporting person SEE ITEM 5
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) SEE ITEM 5
14	Type of reporting person CO

SCHEDULE 13D

This Schedule 13D (this “Statement”) is being filed as an original filing with the Securities and Exchange Commission (the “SEC”) by Danaher Corporation, a Delaware corporation (“Danaher”), and Aegean Acquisition Corp., an Ohio corporation (“Merger Sub”), in connection with that certain Voting Agreement, dated as of September 29, 2010 (the “Voting Agreement”), by and among Danaher, Merger Sub and Keithley Investment Co. Limited Partnership (the “Partnership”). The Voting Agreement was entered into in connection with the signing of an Agreement and Plan of Merger, dated as of September 29, 2010 (the “Merger Agreement”), by and among Danaher, Merger Sub and Keithley Instruments, Inc. (the “Issuer”), providing for the proposed merger (the “Merger”) of the Issuer with and into Merger Sub.

Item 1. Security and Issuer.

The name of the Issuer is Keithley Instruments, Inc. The address of the Issuer’s principal executive offices is 28755 Aurora Road, Solon, Ohio 44139-1891. The title and class of equity securities to which this Statement relates is the Issuer’s common shares, without par value (the “common shares”), including common shares issuable upon the conversion of the Issuer’s Class B common shares, without par value (the “Class B common shares”).

Item 2. Identity and Background.

(a) – (c), (f) This Statement is being filed by Danaher and Merger Sub, which collectively are the “Reporting Persons.”

Danaher is a corporation organized under the laws of Delaware. Danaher is a publicly listed company that engages in the design, manufacture and marketing of professional, medical, industrial, commercial and consumer products. The address of the principal executive offices of Danaher is 2099 Pennsylvania Ave., N.W., 12th Floor, Washington, D.C. 20006.

Merger Sub is a corporation organized under the laws of the State of Ohio. Merger Sub is an indirect wholly-owned subsidiary of Danaher and was formed exclusively for the purpose of effecting the Merger. The address of the principal office and business of Merger Sub is 2099 Pennsylvania Avenue, N.W., 12th floor, Washington, DC 20006.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, neither of the Reporting Persons, and to the best knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Item 3. Source and Amount of Funds.

The Voting Agreement has been entered into to secure the support of the Partnership for certain of the Class B common shares held by it with respect to the approval and adoption of the Merger Agreement and the transactions contemplated thereby. As of the date of this Statement, the Reporting Persons have not paid any funds or other consideration relating to the “beneficial ownership” of Issuer’s common shares or Class B common shares reported herein.

Item 4. Purpose of the Transaction.

(a) – (b) On September 29, 2010, Danaher, Merger Sub and the Issuer entered into the Merger Agreement (attached hereto as Exhibit 2 and incorporated by reference herein). The Merger Agreement provides, among other things, for the acquisition of the Issuer by a subsidiary of Danaher. Upon completion of the Merger, each issued and outstanding common share and Class B common share of the Issuer (other than shares as to which an appraisal demand is properly made under Ohio law) will be converted into the right to receive $21.60 in cash, without interest and less any required withholding taxes. The Merger is subject to the approval of the Issuer’s shareholders, receipt of regulatory approvals and certain other customary conditions.

To secure the support of the Partnership for certain of the Class B common shares held by it with respect to the approval and adoption of the Merger Agreement and the transactions contemplated thereby, Danaher and Merger Sub have entered into the Voting Agreement (attached hereto as Exhibit 3 and incorporated by reference herein).

Pursuant to the terms of the Voting Agreement, at any meeting of shareholders of the Issuer called for purposes that include approval of the Merger and adoption of the Merger Agreement, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Issuer or in any other circumstances in which the shareholders of the Issuer are entitled to vote, consent or give any other approval with respect to the Merger and adoption of the Merger Agreement, the Partnership agreed to (a) appear at such meeting or otherwise cause its Covered Shares (as defined below) to be counted as present thereat for purposes of calculating a quorum, and respond to each request by the Issuer for written consent, if any, and (b) vote or cause to be voted (including by written consent, if applicable) such number of its Class B common shares representing 19.99% of the voting power (as such term is used in Chapter 1701 of the Ohio Revised Code) of the Issuer (the “Covered Shares”) in favor of adoption of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement. In addition, the Partnership agreed to vote (or cause to be voted) the Covered Shares against (i) any proposal that would result in a breach by the Issuer of the Merger Agreement, or (ii) any action or agreement that is intended to, or would be reasonably likely to, impede, interfere with, delay, postpone or attempt to discourage the Merger, including, but not limited to: (A) the adoption or approval by the Issuer of any Company Takeover Proposal (as defined in the Merger Agreement); (B) any amendment of the Issuer’s articles of incorporation or code of regulations; (C) any material change in the present capitalization or dividend policy of the Issuer; or (D) any other material change in the Issuer’s corporate structure or business. The Voting Agreement provides that in no event shall Danaher or Merger Sub acquire, directly or indirectly, voting power (as such term is used in Chapter 1701 of the Ohio Revised Code) of the Issuer’s common shares and Class B common shares that, in aggregate, would entitle Danaher and Merger Sub, collectively, to exercise or direct the exercise of the voting power of the Issuer in the election of the directors equaling more than 19.99% of such voting power. Nothing in the Voting Agreement restricts the right of the Partnership to vote, consent or give any other approval for any shares it owns that are not Covered Shares with respect to any matter in which the Partnership is entitled to vote.

The Partnership granted Merger Sub an irrevocable proxy granting Merger Sub the right to vote the Covered Shares as indicated in the preceding paragraph. The Partnership also agreed not to transfer or dispose of any of the Issuer’s voting securities that it beneficially owns, enter into any voting arrangement or grant any proxies with respect to such securities, or convert its Class B common shares into common shares.

The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) at the option of the Partnership, upon the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement subsequent to the date of the Voting Agreement that results in any decrease in the price to be paid per share for the common shares and/or Class B common shares or any change in the form of consideration to be received by the holders of such shares in the Merger or is otherwise adverse to the shareholders of the Issuer.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors of the Issuer will be replaced by the directors of Merger Sub and the individuals specified by Danaher will be officers of the Issuer, as the surviving corporation in the Merger.

(e) Pursuant to the terms of the Merger Agreement, except for regular quarterly cash dividends on the shares of the Issuer consistent with past practices (not to exceed $0.0375 per share) and dividends declared and not yet paid, the Issuer shall not declare or pay any dividends on its capital stock.

(f) Not applicable.

(g) Pursuant to the terms of the Merger Agreement, the Issuer will not, nor will it permit any subsidiary or any of their representatives to, solicit, participate in discussions relating to, or enter into agreements relating to alternative transactions, subject to certain exceptions.

(h) – (i) Upon consummation of the Merger, the Issuer’s common shares will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

The foregoing summary of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) – (b) Prior to September 29, 2010, none of the Reporting Persons was a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any common shares, any Class B common shares or any other securities exchangeable or convertible into common shares of the Issuer. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, the Reporting Persons may be deemed to beneficially own common shares (on an as-converted basis) representing 19.99% of the total voting power of the Issuer. The foregoing beneficial ownership calculations are based upon the representations of the Partnership and the Issuer, including in the Voting Agreement and the Merger Agreement.

To the Reporting Persons’ knowledge, no Issuer common shares are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Issuer with respect to any common shares or Class B common shares and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any common shares or Class B common shares other than the power provided pursuant to the Voting Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any common shares of the Issuer (including, without limitation, the Covered Shares) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, there have been no transactions in shares of the Issuer by the Reporting Persons, or, to the best knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Voting Agreement and Merger Agreement as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement, dated October 6, 2010, among Danaher Corporation and Aegean Acquisition Corp.
2	Agreement and Plan of Merger dated September 29, 2010, by and among Danaher Corporation, Aegean Acquisition Corp. and Keithley Instruments, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on September 29, 2010).
3	Voting Agreement dated September 29, 2010, among Danaher Corporation, Aegean Acquisition Corp. and Keithley Investment Co. Limited Partnership. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 29, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANAHER CORPORATION

By:	/s/ James F. O’Reilly
Name:	James F. O’Reilly
Title:	Associate General Counsel and Secretary

AEGEAN ACQUISITION CORP.

By:	/s/ James F. O’Reilly
Name:	James F. O’Reilly
Title:	VP-Secretary

SCHEDULE A

The name, business address, present principal occupation of each director and executive officer of Danaher Corporation and Aegean Acquisition Corp. are set forth below. All executive officers and directors listed in this Schedule A are U.S. citizens, except as specifically indicated below.

Danaher Corporation

Name	Business Address	Present Principal Occupation or Employment

Mortimer M. Caplin	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Member of Caplin & Drysdale

H. Lawrence Culp, Jr.	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	President, Chief Executive Officer and Director of Danaher Corporation

Donald J. Ehrlich	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Retired

Linda P. Hefner	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Chief Merchandising Officer, Sam's Club, and Executive Vice President- Wal-Mart Inc.

Walter G. Lohr, Jr.	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Partner of Hogan & Hartson

Mitchell P. Rales	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Chairman of the Executive Committee

Steven M. Rales	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Chairman of the Board of Directors of Danaher Corporation

John T. Schwieters	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Senior Advisor of Perseus, LLC

Alan G. Spoon	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, General Partner of Polaris Venture Partners

Elias A. Zerhouni	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Chairman and President of Zerhouni Holdings

Name	Business Address	Present Principal Occupation or Employment

James A. Lico	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Executive Vice President

William K. Daniel, II	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Executive Vice President

Thomas P. Joyce, Jr.	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Executive Vice President

Daniel L. Comas	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Executive Vice President, Chief Financial Officer

Jonathan P. Graham	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Senior Vice President, General Counsel

James H. Ditkoff	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Senior Vice President, Finance & Tax

Robert S. Lutz	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Senior Vice President, Chief Accounting Officer

Daniel A. Raskas	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Senior Vice President, Corporate Development

Aegean Acquisition Corp.

Name	Business Address	Present Principal Occupation or Employment

Robert S. Lutz	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director, President

Frank T. McFaden	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director, Vice President & Treasurer

Daniel A. Raskas	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Vice President

Laurence S. Smith	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Vice President

James F. O’Reilly	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Vice President & Secretary

Charles A. Schwertner	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Assistant Secretary & Assistant Treasurer